ORRICK, HERRINGTON & SUTCLIFFE

43RD FLOOR, GLOUCESTER TOWER
THE LANDMARK
15 QUEEN’S ROAD CENTRAL
HONG KONG

tel 852-2218-9100
fax 852-2218-9200

WWW.ORRICK.COM

October 26, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop Number 3030

Attn:	Russell Mancuso, Branch Chief, Legal
Gabriel Eckstein
Daniel Morris, Special Counsel
Martin James
Kevin Vaughn, Branch Chief, Accounting
Tara Harkins

Re:	SemiLEDs Corporation
Registration Statement on Form S-1
Registration No. 333-168624

Ladies and Gentlemen:

This letter is being filed in response to your letter dated October 21, 2010 (the “Staff Letter”), setting forth comments relating to Amendment No. 3 to the Registration Statement on Form S-1  (“Amendment No. 3”) of SemiLEDs Corporation (“SemiLEDs” or the “Company”) filed on October 6, 2010 with the Securities and Exchange Commission (the “Commission” or the “Staff”).  The Company is concurrently filing today with the Commission Amendment No. 4 to Form S-1 (“Amendment No. 4”).  For your reference, a copy of Amendment No. 4, together with four marked copies of Amendment No. 4 indicating changes from Amendment No. 3, are enclosed with this letter.

The Staff’s comments are repeated below, followed by the Company’s response and a summary of the responsive actions taken.  We have included for your convenience specific page numbers in Amendment No. 4 that have revisions to or insertions of language which seeks to address the Staff’s comment.

PARTNERS:

PHOEBUS K.F. CHU  •  ELIZABETH A. COLE  •  ANDREW J. DALE  •  MARK J. LEE  •  EDWIN K.C. LUK  •  ROBERT S. PÉ  •  NEAL A. STENDER  •  MICHELLE A.M. TAYLOR
SOOK YOUNG YEU

PARTNERS, ORRICK, HERRINGTON & SUTCLIFFE LLP, REGISTERED FOREIGN LAWYERS:

DAVID K. CHO (CALIFORNIA)  •  DAVID R. HALPERIN (NEW YORK)  •  MICHAEL T. HAWORTH (CALIFORNIA)  •  MAURICE L.S. HOO (CALIFORNIA)  •  ALLEN T.C. SHYU (ILLINOIS)
CHRISTOPHER H. STEPHENS (NEW YORK)  •  JAMES M. TERVO (CALIFORNIA)

Prospectus

1.             Please expand your response to prior comment 2 to disclose your ownership interest in the Malaysia and Taiwan joint ventures.

In response to the Staff’s comment, the Company has added disclosure on pages 2 and 84.

Risk Factors, page 12

We may not be successful in expanding…, page 20

2.             It is unclear from your response to the second bullet point of prior comment 7 and your revisions to pages 4 and 96 — 97 of your registration statement whether in weighing the benefits versus the risks of your litigation strategy you have considered the loss of revenues and income that you may suffer from the combined effect of (i) possible infringement in the countries in which you choose to operate and (ii) your unwillingness to market your products outside those limited countries with an acceptable risk profile. Please clarify.

As discussed, the Company has chosen for now not to focus sales of its LED components in highly litigious countries or jurisdictions in which intellectual property rights are strictly enforced because the Company believes that, given its early stage of growth, it is important to consciously manage its exposure to litigation, as any such litigation, whether with or without merit, could divert its management, financial and other resources away from its business and thereby stunt its continued development and growth.  As such, the Company confirms that it has considered the loss of revenues and income that it may suffer from its current strategy to not market its products outside those limited countries with an acceptable litigation risk profile.  In addition, the Company also confirms that, with respect to any potential infringement of the Company’s patents by others in countries that it currently sells its LED components, the Company has considered the potential loss of revenues and income that it may suffer associated with such sales and has made a business judgment that the benefits outweigh any potential loss.

The marketing and distribution efforts..., page 22

3.             Please note that we may have further comments after you file the distribution agreement with Intematix. In addition, please confirm that, other than the currently disclosed agreements with Nanoteco and Intematix, you have no additional material distribution and supply agreements.

The Staff’s comment is duly noted.  The Company has filed with Amendment No. 4 the distribution agreement with Intematix as Exhibit 10.20.  The Company confirms that, except for the agreements with Nanoteco and Intematix, it has not entered into any additional material distribution or supply agreements.

We may undertake joint ventures..., page 26

4.             Please reconcile the third sentence in this risk factor with your response to prior comment 2 where you indicate that it is not your general strategy to rely on joint venture arrangements.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 to clarify that, although it is not the Company’s general strategy to rely on joint venture arrangements to grow its business, the Company may contemplate entering into such arrangements as opportunities arise which the Company believes to be beneficial.  As such, the Company believes that a risk factor regarding such potential transaction is appropriate.

We are a multinational organization..., page 29

5.             We note your response to prior comment 11.  However, it remains unclear why you removed disclosure related to the uncertainty of tax laws that may have a material impact on your company. Please restore this risk factor and provide appropriate tax opinions or provide an expanded analysis as to why you are not required to do so. With respect to the tax opinion(s), please note that the presence or absence of direct additional taxes on the company’s shareholders is not determinative of whether a tax opinion is required.

In response to the Staff’s comment, the Company has reinstated the risk factor on pages 27-28. The Company has revised the disclosure, however, to address the Staff’s previous comment that such risk factor not be generic and has made an attempt to make the disclosure applicable to the specific risks faced by the Company.

Liquidity and capital resources, page 79

6.             We note that you have not described the material terms of your loan agreements, filed as exhibits 10.22 to 10.24, and your Agreement for Issuance of Overseas Letter of Credit, filed as exhibit 10.17. Please advise.

In response to the Staff’s comment, the Company has revised the existing disclosure on page 75 to identify these loan agreements and describe the material terms.

Industry, page 84

Increased LED Performance, page  84

7.             Please tell us how the data in Annex A that you provided in response to prior comment 19 supports your statement in this section that LED “is becoming increasingly competitive with respect to energy savings.”

In response to the Staff’s comments, the Company has deleted the language with respect to LED becoming “increasingly competitive...” from the disclosure on page 80 because Annex A, provided in response to the Staff’s prior comment 19, showed lumen efficacy data as of a fixed date and not a trend. While the Company believes the trend would show “increasing efficacy,” the revised statement on page 80, which states that LED lighting offers energy saving advantages compared to some traditional lighting technologies, is the disclosure that the Company believes to be material to investors and is supported by the available published research data.

Business, page 88

Competitive Manufacturing Cost, Structure, page 89

8.             It is unclear from your revisions to prior comment 20 the extent to which you can reuse sapphires. Given that this is one of your key strengths, your disclosure should clearly indicate the level of advantage that this technology provides. We therefore reissue our comment.

In response to the Staff’s comments, the Company has revised the disclosure on page 85.

Expand our Manufacturing Capacity..., page 91

9.             We note your response to prior comment 22. Please revise this section or under “Facilities” on page 100 to disclose that 70% of your current facilities are devoted to manufacturing operations. In addition, please disclose, as indicated in your response, that you do not expect to have to purchase or lease additional facilities for corporate or manufacturing use in Taiwan for at least the next twelve months.

In response to the Staff’s comment, the Company has added disclosure in “Business—Facilities” on page 96.  The Company confirms that it does not expect to have to purchase or lease additional facilities for corporate or manufacturing use in Taiwan for at least the next twelve months.

10.          We note your revisions in response to prior comment 23; however, it is unclear how a prospective investor can evaluate the significance of your expansion strategy without disclosure of added capacity. Please disclose capacity to be added from your planned expansion.

In response to the Staff’s comment, the Company has added disclosure on page 87.

Facilities, page 100

11.          Please disclose the amount of your rent as well as any other material terms of your leases. With regard to the Luxxon lease, you may wish to cross-reference your disclosure under “Certain Relationship and Related Transactions” on page 128.

In response to the Staff’s comment, the Company has revised the disclosure on page 96.

Sales by China SemiLEDs and Taiwan..., page 103

12.          Please disclose the substance of the last two sentences of your response to prior comment 26. In addition:

•                          with regard to your added disclosure in the first full sentence of page 104, provide examples of the “individual situations” you refer to;

In response to the Staff’s comment, the Company has deleted the reference to “individual situations” and clarified the disclosure on page 100.

•                          with regard to the fifth paragraph on page 102 and your response to prior comment 42, clarify the reason for entering into a joint venture in order to sell chips to a specific customer instead of selling chips directly to this customer; and

The Company advises and has disclosed that SS Optoelectronics was formed at the specific request of a particular customer for the sole purpose of selling LED chips exclusively to such customer.  Although such customer has not informed the Company of its intent in requesting such a sales relationship, the Company believes that this customer’s intent is to sell products to its customers under its own brand name, similar in concept to the intent of certain manufacturers in an original equipment manufacturing, or OEM, relationship. The Company respectfully submits that it does not believe it is material to investors or appropriate to disclose its belief or views on the intent of its customer in seeking a particular sales structure.   As disclosed and discussed with the Staff, there are no operations at this company and at this time, it is unclear whether any actual sales or operations will in fact take place in the future.

•                          tell us where you have disclosed the information contained in the third-to-last paragraph of your response to comment 55 of your letter dated September 14, 2010.

The Company respectfully advises the Staff that the content of the third-to-last paragraph of its response to comment 55 in its letter to the Staff dated September 14, 2010 is substantially covered in the second paragraph of the risk factor titled “China SemiLEDs may compete with us for sales…” on page 30 and the last sentence of the first paragraph under the heading “Sales by China SemiLEDs and Taiwan SemiLEDs” on page 100.

Board of Directors of China SemiLEDs, page 104

13.          We note your response to prior comment 28; however, the formula by which you determine the number of directors that you may appoint remains unclear.  Please clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 to make it clear that the number of directors the Company would have the right to nominate and appoint would be determined by the Company’s pro rata ownership interest in China SemiLEDs.  In the case of a non-whole number, the Company would round down and appoint that number of directors.

Management, page 107

14.          Please fully account for the business experience of your management during the past five years. We note, for example, that it appears there are gaps in the biographies of Mr. Beck and Ms. Chin.

The Company advises the Staff that Ms. Chin was not employed between August 2006 and March 2007.  In addition, Mr. Beck retired from his professional career in 2002; however, he continued to serve on the boards of various companies after his retirement, as disclosed in his biography.

Executive Compensation, page 112

15.          Your response to prior comment 30 repeats your response to comment 61 in your letter dated September 14, 2010. Please tell us why you cannot make the determination required under Item 402(s) of Regulation S-K and when you intend to make such determination.

The Company acknowledges the Staff’s comment and advises the Staff that the Board of Directors of the Company has assessed the Company’s compensation policies and practices and has determined that such policies do not create risks that are reasonably likely to have a material adverse effect on the Company. In making this determination, the Board of Directors considered the fact that the Company’s primary cash compensation is in the form of base salary, the Company does not have an established performance-based bonus plan or program for its officers and employees with milestones or objectives and the bonuses that have been paid generally only require the employees to be in employment.

Base Salaries, page 113

16.          Your added disclosure in response to prior comment 31 indicates that the semiconductor industry was used as a reference point for the LED industry. It is unclear how companies in the semiconductor industry are considered “similar companies” as you state in the fourth sentence of this section. Please revise or advise.

The Company respectfully advises that it is the general consensus by industry participants that the LED market is a subset of the semiconductor industry.  The reason for this view of the market generally is the similarity in the manufacturing technology, process, know-how and the equipment and supplies used in the manufacture of such products.  In particular, the Company advises the SEC of the following specific similarities:

•                  Technical training and experience — Both industries require highly-trained engineers with in-depth knowledge of device physics and chemistry to design as well as knowledge of the corresponding manufacturing processes.  Both semiconductor and LED chips are grown on wafers and are subject to similar chemical deposition processes and many of the materials (chemicals and the like) used are common to both products.  In addition, both semiconductor and LED manufacturing environments require dust-free and highly sanitized facilities and operators are subject to similar operational procedures to ensure high-quality products and high yields;

•                  Technological challenges — Both industries face similar technical challenges.  Semiconductor and LED chip manufacturers continually strive to enhance the performance of chips through process innovation and to increase wafer size in order to reduce manufacturing costs;

•                  Industry dynamics — Many manufacturers of semiconductor products, for example memory (e.g. DRAM) manufacturers, have announced their intent to manufacture LEDs, as disclosed in the Registration Statement. This stems from the common knowledge and equipment and manufacturing base of the semiconductor industry and the LED industry, as well as due to common expertise of the officers and employees of these two industries; companies in the non-LED market of the semiconductor industry have clearly identified LED as a growing market, and given the shared technological and manufacturing expertise have announced their intent to manufacture LEDs.

As such, the Company believes that the challenges and experiences of executives serving in the LED industry share very similar success and challenge characteristics to those of executives serving in the semiconductor industry.

Warranty Agreement, page 127

17.          We note your response to prior comment 35. With a view to disclosure, please tell us which liabilities and obligations of Taiwan SemiLEDs survive the expiration or termination of the agreement, and for how long.

The Company advises that Taiwan SemiLEDs’ obligation to indemnify Lite-On Technology Corporation for any potential claims, damages or costs accrued prior to the expiration or termination of the Warranty Agreement will continue to survive regardless of the expiration or termination of the agreement until the statute of limitations has run for such agreement, which is currently fifteen years under Taiwanese law.  The Company has added the disclosure on page 123 of the Registration Statement to such effect.

Intellectual Property Cross-Licensing..., page 128

18.          We note your response to prior comment 36 and reissue. Please disclose the material terms, including duration, of your related party agreements as required by Item 404 of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on page 125.

19.          We note your description of the patent cross-license agreement. Please disclose whether patents acquired by China SemiLEDs and licensed to you or your affiliates for use in manufacturing or selling LED chip or packages will be royalty-free, exclusive and non- transferrable.

In response to the Staff’s comment, the Company has added disclosure on page 125.

20.          We note your disclosure in the last sentence of the first full paragraph on page 129. Given the broad exceptions noted in that sentence, please clarify the circumstances in which the termination right would be triggered (e.g., an amendment to the Promoters Agreement).

In response to the Staff’s comment, the Company has revised the disclosure on page 125 to clarify the circumstances under which the Company may terminate the agreement.

Effects of Certain Provisions, page 135

21.          We note your response to prior comment 38. We may have additional comment after you file your amended and restated bylaws.

The Staff’s comment is duly noted.  The Company will respond to any additional comments of the Staff.

Index to Consolidated Financial Statements, page F-1

22.          We note your response to prior comment 39. Please revise your filing as indicated within your response to include updated financial statements and related disclosures in your filing in accordance with Rule 3-12 of Regulation S-X.

The Company advises that it has included its consolidated financial statements for the year ended August 31, 2010 and updated the related disclosures in the Registration Statement.

Notes to Consolidated Financial Statements  page F-7

Note 5. Investments in Unconsolidated Entities, page F-17

23.          We note your response to prior comment 40. Specifically referring to the response to the fourth bullet point, you state in your response that the general manager is tasked with carrying out the business plans as approved by the Shareholder Group. However, your disclosures on page l04 regarding the management of China SemiLEDs simply refer to the general manager reporting to the Board of Directors. Please revise your disclosures to clarify how the Shareholder Group has oversight over the activities of the general manager.

The Company has revised the disclosure on page 100 to clarify how the Shareholder Group has oversight over the activities of the general manager.

24.          We note your response to prior comment 40 and your disclosures on page F-7 and on page F-18. With a view towards enhanced disclosure, please revise your filing to disclose in more detail your basis for not consolidating China SemiLEDs and accounting for your investment in this entity on an equity basis of accounting.

Please see the revised disclosure on F-7 and F-16, F-17 in response to the Staff’s comments.

25.          We note your response to prior comment 41. Please provide us your significance calculations that support that you are not required to provide financial statements pursuant to the requirements of Rule 3-09 of Regulation S-X related to your equity method investment in China SemiLEDs.

As required by Rule 3-09 of Regulation S-X, the Company assessed the significance of its equity method investment in China SemiLEDs using the Company’s and China SemiLEDs’ audited balance sheet and statement of operations as of and for the year ended August 31, 2010. The investment test provided a 17.4% result, and the income test provided a 1.1% result. Because neither of these tests exceeds the 20% threshold set forth in the Rule, separate financial statements of China SemiLEDs will not be filed.

The percentages were calculated as follows (the dollar amounts below are in thousands of U.S. dollars and are based on US GAAP audited financial statements of the Company and China SemiLEDs):

Investment Test	=	The Company’s investment in and advances to China SemiLEDs as of August 31, 2010	=	$14,639	=	17.4%
		Consolidated total assets of the Company as of August 31, 2010		$83,906

Income Test	=	The Company’s equity in the pre-tax loss of China SemiLEDs for the year ended August 31, 2010	=	$127	=	1.1%
		Consolidated pre-tax income of the Company, excluding the Company’s equity in the loss of China SemiLEDs, for the year ended August 31, 2010*		$11,222

* In accordance with the Computational Note 1 to S-X Rule 1-02(w), the Company’s share of China SemiLEDs pre-tax loss was added back to the Company’s pre-tax income for the year ended August 31, 2010.

Should you have any questions or additional comments concerning the foregoing, please contact me at +852-2218-9118 or by facsimile at +852-2218-9280.

Sincerely,

/s/ Mark J. Lee
Mark J. Lee

Enclosures

cc:	Trung T. Doan, CEO, SemiLEDs Corporation
David Young, CFO, SemiLEDs Corporation
Thomas H. Tobiason, Orrick, Herrington & Sutcliffe
Steven V. Bernard, Wilson Sonsini Goodrich Rosati
Allan Yu, KPMG (Taiwan)
Travis D. Jensen, KPMG LLP (United States)